

September 29, 2021

Vivek Raj
Director
Perimeter Solutions, SA
12E rue Guillaume Kroll, L-1882 Luxembourg
Grand Duchy of Luxembourg

> **Re: Perimeter Solutions, SA**
> **Registration Statement on Form S-4**
> **Filed September 1, 2021**
> **File No. 333-259237**

Dear Mr. Raj:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4, Filed September 1, 2021

Summary of the Prospectus, page 1

1. Please revise the Summary to provide the information required by Item 4(a)(2), (3), (4) and (c) of Form S-4.

2. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Interests of Certain Persons in the Business Combination, page 14

3.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, and clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

4.   Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Risk Factors
Risks Related to Regulatory and Legal Matters
Some of the products we produce may cause adverse health consequences, which exposes us to product liability and other claims..., page 32

5.   Please revise to provide more detail regarding the indemnity claims against you mentioned in this risk factor, to the extent material.

Risks Related to Holdco
The JOBS Act permits "emerging growth companies" like Holdco to take advantage of certain exemptions from various reporting requirements..., page 41

6.   Please revise to provide an explanation of how and when you may lose EGC status and how your election under Section 102(b)(1) of the JOBS Act, the extended transition period for complying with new or revised accounting standards, allows for the delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also disclose that as a result of this election, the financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.

Risks Related to EverArc and the Proposed Business Combination, page 42

7.   We note that none of the representations, warranties, covenants, obligations or other agreements contained in the merger agreement will survive the closing of the merger. Please include appropriate risk factor disclosure.

8.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 56
3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement
of Operations for the Six Months ended June 30, 2021, page 64

9.   Please clarify for us why a seemingly disproportionate amount of the purchase price is allocated to goodwill instead of to identifiable intangible assets. Tell us the extent to which you have completed your fair value measurements for the intangible assets specifically identified in the Disclosure Schedule referenced in Section 4.13 of the business combination agreement (page A-40). We may have further comment.

The Business Combination
Background of the Business Combination, page 68

10.   On page 68 you state that you reviewed 200 potential acquisition targets. Please revise to provide more specific information about the most material targets, including the industry and size of such companies, the stage of negotiations with such companies, and, if in negotiations, why discussions ended. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

11.   Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
    • the material terms for any proposals and subsequent proposals and counter offers;
    • negotiation of the transaction documents and the parties involved; and
    • valuations.

12.   Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. Page 73 says your management team considered financial projections as well as analysis regarding comparable target companies and research on comparable transactions. We also note that page 72 says the parties agreed to a transaction value of approximately $2 billion. Please revise your disclosure to summarize the following in relation to the valuation analysis:
    • how the valuation of approximately $2 billion was determined;
    • how the projected financial information described starting on page 78 was used, both quantitatively and qualitatively;
    • in relation to the projected financial information, whether, and if so, how, the passage of time was considered in relation to the five-year projection period;
    • any precedent transactions or comparisons to other companies considered, including a quantitative analysis thereof to the extent considered by the board; and
    • any transaction multiples considered in relation to industry medians, if available.

Vivek Raj
Perimeter Solutions, SA
September 29, 2021
Page 4

13. Please revise the first graphic on page 78 to define MSD and HSD, provide the time period covered and the starting figures used for each of the four metrics. Please revise the second graphic to quantify the 5 year revenue and EBITDA figures. Additionally, please revise to define the non-GAAP or non-IFRS measures shown and explain the assumptions used to calculate these projections.

14. On page 77 you state "EverArc, based on its due diligence and discussions with Perimeter's management, prepared and provided to its board of directors certain assumptions regarding Perimeter's prospective financial growth and performance" and on page 78 you state "The following tables sets forth certain prospective financial information regarding Perimeter provided to the EverArc Board." Please revise to clarify whether Perimeter or EverArc prepared the projections, and, to the extent both prepared projections, provide a description of both. We also note that "certain" projections were described, please revise to describe all projections provided to the board.

Consideration to be Received in the Business Combination, page 82

15. On page 82 you state that, at the Merger Effective Time, each Perimeter Shareholder will receive its pro rata portion of the Aggregate Cash Consideration and Aggregate Preferred Share Stock Value and that SK Holdings will also receive redeemable Holdco Preferred Shares. Please revise both the cover page and page 82 to quantify the Aggregate Cash Consideration and Aggregate Preferred Share Stock Value, as defined in the Business Combination Agreement. Additionally, please define "Perimeter Shareholder" and state the aggregate amount of preferred shares that will be issued to the Perimeter Shareholders and SK Holdings. Elsewhere where you provide the Ownership of Holdco following the Business Combination, please revise to also provide the amount and holders of the Holdco Preferred Shares.

The Business Combination Agreement
Conditions to Closing the Business Combination, page 86

16. We note that on pages 87-88 you state that conditions to closing generally and of each party may be subject to waiver where permissible, but on page 89 you say that each of EverArc and Perimeter may waive compliance with any agreement of SK Holdings or Perimeter, with respect to EverArc, or EverArc, Holdco or Merger Sub, with respect to Perimeter, or any condition to its own obligations contained in the Business Combination Agreement. Please revise pages 87-88 to clarify which conditions to the completion of the business combination may be waived.

Certain Agreements Related to the Business Combination, page 91

17. Please revise your disclosure on page 91 to provide the material terms of the debt commitment, including the interest rate.

Information about Perimeter, page 116

18.   On page 118 you state that Perimeter is a technology and safety leader, an industry leader and an innovation leader in oil additives. Please revise to provide support for these statements.

19.   In relation to your material patents, please revise page 122 to provide the type of patent protection for each patent, the patent expiration dates and the jurisdictional breakdown. Please also specify whether any of Perimeter's patents relate to its oil additives business. Additionally, you state that Perimeter has an exclusive global license with Stanford University and MIT. Please revise to provide the terms of any material license agreements and, to the extent you are substantially dependent on such license agreements, file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K as required by Item 21(a) of Form S-4.

Cash Flows, page 136

20.   The significant increase in receivables had a material adverse impact on Perimeter's 2021 operating cash flow (page F-8). Please explain the specific reasons why the receivables appear to have increased at a much higher rate than sales. Disclose whether there was a material change in the aging of Perimeter's receivables portfolio at June 30, 2021 relative to at December 31, 2020 and quantify the amount that has subsequently been collected in cash. Explain also why the allowance for doubtful accounts decreased whereas total receivables increased.

Management of Holdco after the Business Combination, page 154

21.   Please revise the director bios to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for Holdco after the Business Combination. Refer to Item 401(e)(1) of Regulation S-K as required by Item 19 of Form S-4.

Description of Holdco's Securities, page 159

22.   On page 163 you state: "A Holdco Warrant may be exercised only during the period commencing on the date that is 30 days after the consummation of the transactions contemplated by the Business Combination Agreement, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is three years after the date on which the Business Combination is completed or (y) such earlier date as determined by the EverArc Warrant Instrument provided that if such day is not a trading day, the trading day immediately following such day." Please revise to specifically describe how the earlier date is determined in (y) instead of referencing the EverArc Warrant Instrument.

Exhibits

23. Please file the documentation concerning the debt commitment described on pages 12-13 and elsewhere, the Non-Compete Agreements, the EverArc Founder Advisory Agreement, the Placing Agreement, the Incentive Unit grant agreement and the Goldberg, Lederman and Horn Employment Agreements.

General

24. Please revise the signatories to your registration statement to provide the signature of your principal executive officer or officers, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. The registration statement shall also be signed by your authorized representative in the United States. See Instruction 1 to the Signatures section of Form S-4. Neither Vivek Raj nor Haitham Khouri, the current signatories, appear to serve in any of these roles at Perimeter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do at 202-551-3743 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Flora Perez, Esq.